FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARAUCO AND CONSTITUTION PULP INC

Item
1.	Material Fact	3

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CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

Santiago, May 6, 2004

Alejandro Ferreiro Y.

Superintendent, Chilean Securities Commission

Re.:     Notification of Material Fact

Dear Sir:

In accordance with applicable securities laws, we hereby inform you that the Board of Directors of Celulosa Arauco y Constitución S.A. (“ARAUCO”), in a meeting on May 6, 2004 and in accordance with its policy regarding optimization of its forestry affiliates’ forest resources, approved a project for the purchase and exchange of forest properties among some of its affiliates with affiliates of Empresas CMPC S.A. (“CMPC”).

As a result of the transaction, the ARAUCO affiliates will acquire approximately 26,000 hectares of forested land, transfer approximately 9,000 hectares of forested land, and will make payment of approximately U.S.$55,000,000 to the CMPC affiliates.

The properties are located in the VII and X Regions of Chile.

The transaction will not affect the financial results of ARAUCO or its affiliates.

The transaction is expected to be carried out during May of 2004.

Best regards,

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

Alejandro Pérez Rodríguez

Chief Executive Officer

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